SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 14 March 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X        Form 40-F _____

Enclosures:

1.
Joint press release by Petronas, Sasol, Tshwarisano LFB Investment (Pty)
Limited and Worldwide African Investment Holdings
2. Sasol responds to joint announcement not to appeal

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

Joint press release by Petronas, Sasol, Tshwarisano LFB Investment (Pty) Limited and
Worldwide African Investment Holdings

Petronas, Sasol, Tshwarisano LFB Investment and Worldwide (the parties) have jointly considered the recent ruling of the Competition Tribunal prohibiting the proposed merger of
Sasol’s liquid fuels business with Engen.

The parties are disappointed with the ruling of the Competition Tribunal. However, after considering the adverse impact on their businesses of a further protracted legal process through the appeal procedure, and notwithstanding the merits of the proposed merger, the parties have jointly decided not to appeal against the ruling of the Competition Tribunal.

13 March 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

Sasol responds to joint announcement not to appeal

Sasol refers its shareholders to the joint announcement today by Petronas, Sasol,
Tshwarisano LFB Investment (Pty) Limited and Worldwide African Investment Holdings.

Although disappointed with the outcome and much of the commentary in the judgement published by the Competition Tribunal, Sasol respects the process and decision made relating to the proposed merger of its liquid fuels business with Engen.

The business case and merits of this merger remain compelling in Sasol’s view. It is considered unfortunate that an opportunity to create a national fuel champion, in much the same way as other countries have their own (eg BP of the United Kingdom, Total of
France, etc) in markets that are significantly larger than South Africa’s, has been lost.

Pat Davies, Sasol CE, said: “The possibility of a protracted legal process going forward through an appeal procedure was an important factor in Sasol reaching the decision, together with our partners, not to appeal against the Competition Tribunal ruling. The competition law evaluation process applying to the proposed merger began in November
2004 and thus has already lasted about sixteen months. This lengthy period has caused increasing uncertainty among the employees of the merging parties. Sasol considers extending this uncertainty to be untenable and potentially damaging to the interest of its liquid fuels business and its stakeholders.”

Trevor Munday, Sasol Deputy CE, said: “In reaching this joint decision, which Sasol believes is in the interests of all stakeholders, Sasol wishes to thank and pay tribute to
Petronas of Malaysia, and notably its President Tan Sri Dato Mohd Hassan Marican and senior members of Petronas management, for the transparent, friendly and business-like manner in which the negotiations of the proposed merger were held. Petronas is both a strong supporter of South Africa and one of the country’s largest foreign investors and it has been a privilege for Sasol to have been closely associated with them through this process.”

Pat Davies added: “Sasol also wishes to thank the promoters of its empowerment partner,
Tshwarisano Investment (Pty) Limited, for their constructive engagement in the proposed merger process. Sasol is pleased that the relationship with Tshwarisano will continue in the future through its ownership position in Sasol’s liquid fuels business.”

13 March 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 14 March 2006
By:
/s/   N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary